FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2008

Commission File No. 000-49760

MEGAWEST ENERGY CORP.
(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

ALBERTA

BRITISH COLUMBIA

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

MegaWest Energy Corp. (the "Company")
Suite 800, 926 – 5th Avenue S.W.
Calgary, Alberta, Canada  T2P 0N7

Item 2.

Date of Material Change(s)

October 27, 2008.

Item 3.

News Release

The Company’s news release dated October 27, 2008 was disseminated by Market Wire on October 27, 2008.

Item 4.

Summary of Material Change

The Company announces resignation of Chief Financial Officer.

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

See attached News Release.

5.2

Disclosure for Restructuring Transactions

Not Applicable.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

For further information, please contact Kelly Sledz, Vice President Finance of the Company, at 403.984.6342

Item 9.

Date of Report

This report is dated October 28, 2008.

MegaWest Energy Announces Resignation of Chief Financial Officer

Calgary, Alberta; October 27, 2008 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil, announced today that Mr. George Orr has resigned as the Chief Financial Officer of the Company.  Mr. Orr will remain a Director of the Company.

On behalf of the Company and Board, George Stapleton, Chairman of the Board, stated, “We would like to express our gratitude to Mr. Orr. His expertise has been a great asset to MegaWest during the early development of our company”.

Mr. Orr’s duties will be assumed by Mr. Kelly Sledz, MegaWest’s Vice President, Finance.

About MegaWest

MegaWest is continuing to execute its business plan to demonstrate shareholder value. MegaWest owns or has the right to earn an interest in over 146,000 acres in Missouri, Kansas, Kentucky, Montana and Texas. MegaWest seeks to prove up significant resources and achieve early production from its heavy oil properties through the application of new technical developments in the commercial thermal recovery of heavy oil.

ON BEHALF OF THE BOARD OF DIRECTORS

George T. Stapleton, II, CEO & Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT:

George T. Stapleton, II, CEO R. William (Bill) Thornton, President and COO Kelly Sledz, Vice President Finance Telephone: 403.984.6342	Suite 800, 926 – 5th Avenue SW Calgary, AB T2P 0N7 Telephone: 403.984.6342 Email: investor.relations@megawestenergy.com Website: www.megawestenergy.com
Nancy Tamosaitis, Public Relations Vorticom Inc. Telephone: 1.212.532.2208 Email: nancyt@vorticom.com

Forward-Looking Statement Disclaimer

This document contains statements that are forward-looking in nature and as a result, are subject to certain risks and uncertainties, such as general economic, market and business conditions, the regulatory process and actions, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the actual presence or recoverability of estimated oil and gas resources, our ability to sell our shares at prices we deem acceptable, the occurrence of unexpected events, and the Company's capability to execute and implement its future plans. Actual results may differ materially from those projected by management. When used in this document, the words “could”, “plan”, “estimate”, “intend”, “may”, “potential”, “should”, and similar expressions relating to matters that are not historical facts are forward looking statements. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

/s/ Kelly Sledz

Kelly Sledz

Vice President Finance

Date: October 28, 2008